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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                        PURSUANT TO SECTION 14(D)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                   HEI, INC.
                           (Name of Subject Company)

                            ------------------------

                                   HEI, INC.
                       (Name of Person Filing Statement)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                            ------------------------

                                   404160103
                     (CUSIP Number of Class of Securities)

                            ------------------------

                               EUGENE W. COURTNEY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                   HEI, INC.
                                 P.O. BOX 5000
                             1495 STEIGER LAKE LANE
                           VICTORIA, MINNESOTA 55386
                                 (612) 443-2500
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                   on Behalf of the Person Filing Statement)

                            ------------------------

                                   COPIES TO:
                                DEANNE M. GRECO
                   Moss & Barnett, A Professional Association
                              4800 Norwest Center
                            90 South Seventh Street
                       Minneapolis, Minnesota 55402-4129
                                 (612) 347-0287

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ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is HEI, Inc., a Minnesota corporation (the "Company"), and the address of its principal executive offices is P.O. Box 5000, 1495 Steiger Lake Lane, Victoria, Minnesota 55386. The title of the class of equity securities to which this Statement relates is the common stock, $.05 par value per share (the "Common Stock"), of the Company and the associated common stock purchase rights (together with the Common Stock, the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

    This Statement relates to the tender offer by Fant Industries Inc., a Delaware corporation ("Bidder") formed by Mr. Anthony J. Fant, described in a Tender Offer Statement on Schedule 14D-1, dated March 10, 1998 (the "Schedule 14D-1"), to acquire up to 467,886 Shares (or such greater number that will equal 11.5% of the Shares outstanding as of the date that Shares are accepted for payment) at a price of $8.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 1998 (the "Offer to Purchase"), and the related letter of transmittal (which, together with the Offer to Purchase, constitute the "Offer" and are contained within the Schedule 14D-1).

    According to the Schedule 14D-1, the purpose of the Offer is to increase the equity interest of the Bidder and Mr. Fant in the Company and to support their efforts to gain control over the management, operations and assets of the Company.

    As set forth in the Schedule 14D-1, the principal executive offices of the Bidder are located at 2154 Highland Avenue, Birmingham, Alabama 35205.

ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and its executive officers, directors or affiliates are set forth under the captions "Shares and Principal Shareholders," "Directors' Fees," "Directors' Stock Options," "Approval of Increase in Number of Shares Authorized for 1989 Omnibus Stock Compensation Plan," and "Executive Compensation" in the Company's proxy statement dated December 5, 1997, relating to the Company's 1998 Annual Meeting of Shareholders. The relevant sections of the proxy statement are attached hereto as Exhibit 1 and incorporated herein by reference.

    Except as described in this Item 3(b), there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and the Company, the Bidder or any of their respective executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (a) At special meetings held on March 13 and March 18, 1998, the Board of Directors of the Company (the "Board") met with the Company's legal advisers, Moss & Barnett, A Professional Association ("Moss & Barnett"), and Faegre & Benson LLP, to review the terms and conditions of the Offer. Piper Jaffray Inc. ("Piper Jaffray") also attended the March 13, 1998 Board meeting. The Board and the Company's legal advisers had previously met on February 19 and March 2, 1998 to consider Mr. Fant's accumulation of Shares and met on March 6, 1998 to consider Mr. Fant's announced offer.

    Following the Board meeting on March 2, 1998, at the request of Mr. Fant's representative, three members of the Board, Eugene W. Courtney, the Chief Executive Officer of the Company, Robert L. Brueck and William R. Franta, and the Company's legal advisers met with Mr. Fant, a representative of

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Mr. Fant's financial adviser, R.J. Steichen & Co. ("Steichen"), Mr. Fant's counsel and other advisers. Mr. Fant proposed that the Board size be increased by the Board to seven without shareholder action, that one of the current directors resign and that the Board appoint Mr. Fant and three other nominees of Mr. Fant to the Board, thereby giving Mr. Fant control of the Board. In response to questions, Mr. Fant did not provide any meaningful information about himself, his plans and proposals for the Company or the identity of his proposed nominees, but indicated that he would provide further information at a later date upon the written request of the Company. Members of the Board indicated that they were willing to consider any proposals that might be in the best interests of all of the Company's shareholders and that they would appreciate, and would make a written request for, further information from Mr. Fant.

    On March 3, 1998, Richard Heise contacted Deanne M. Greco, a shareholder at Moss & Barnett and the Company's principal outside counsel. Mr. Heise represented that he was the head of mergers and acquisitions at Steichen and indicated that he was concerned that the Company had retained Faegre & Benson LLP as special counsel to advise it in connection with Mr. Fant's stock accumulations and that if a negotiated change of control did not occur, Mr. Courtney and Jerald H. Mortenson, the Company's Chief Financial Officer, could lose their jobs. He further stated that Steichen, together with Mr. Fant, controlled enough Shares to determine any proxy contest and suggested that Ms. Greco meet separately with him. Ms. Greco declined.

    On March 4, 1998, without prior notice to the Company and prior to the Company's written request for further information, the Bidder issued a press release announcing its Offer. Mr. Fant called Mr. Courtney that morning to advise him of the announcement.

    In response to the Company's written request on March 5, 1998 for further information concerning the Offer and Mr. Fant's and his associates' backgrounds and ideas for the Company, Mr. Fant responded in writing on March 5, 1998 that further information about the Offer would be provided no later than Tuesday, March 10th and that "[w]e will also furnish additional information about ourselves and our plans in a timely manner in accordance with applicable laws." The Company received a copy of the Bidder's Schedule 14D-1 on March 10th and has received no additional information about Mr. Fant's plans for the Company or his slate of nominees. The Company's correspondence dated March 5th, Mr. Fant's response and a letter from Mr. Fant to Mr. Courtney dated March 6, 1998, are included in their entirety in the Offer to Purchase of the Bidder. Mr. Fant's Friday, March 6th letter states that he understood that he and Mr. Courtney would meet that day. The Offer to Purchase omits the following letter which was sent by facsimile to Mr. Fant on the morning of Monday, March 9, 1998.

9 March 1998
Mr. Anthony J. Fant, President
Fant Industries Inc.
2154 Highland Avenue
Birmingham, Alabama 35205

Re: Your letter of March 6, 1998

Dear Mr. Fant:

I regret any confusion regarding the possibility of a face-to-face meeting, and the fact that circumstances have prevented such a meeting to date. As stated in my letter last Thursday, I would have, indeed, preferred to meet and discuss the situation prior to your issuance of a tender offer.

As mentioned in our earlier conversation on the subject, it was my hope that we might meet--perhaps as early as this past Friday--to review your responses regarding your proposed board members and other plans for HEI. We had not, however, set a time or date for such a meeting. As I now understand it, these responses will not be complete and available to us until sometime this week.

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Further, as you may well imagine, the tender offer itself creates obligations on our part that require, when added to the other immediate demands on my time, my full and complete attention for the near term.

With the insight gained from the information that you will be supplying shortly, it may be mutually desirable to set a future time and place to meet, however.

Sincerely,
Eugene W. Courtney

    The Board has not gained any insight from the information included in the Offer as to why Mr. Fant should be given control of the Board, one of many conditions to the Offer. On March 16, 1998, Mr. Fant suggested a meeting at a mutually agreeable time to discuss a change of control of the Company and Mr. Courtney responded on March 20, 1998 that, as stated previously, the Board would require information in writing regarding Mr. Fant's plans and strategies for the Company prior to any further discussions.

    FOR THE REASONS SET FORTH BELOW, THE BOARD DOES NOT BELIEVE THAT THE OFFER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND RECOMMENDS THAT THE HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER ANY OF THEIR SHARES PURSUANT THERETO.

    A copy of a letter to shareholders communicating the Board's recommendation and a form of press release announcing such recommendation are filed as Exhibits 2 and 3 hereto, respectively, and are incorporated herein by reference.

    (b) In reaching its conclusions, the Board considered a number of factors, including those described in paragraph (a) above and the following:

    (i) THE OFFER IS FOR ONLY 11.5% OF THE OUTSTANDING SHARES, BUT IS CONDITIONED ON BOTH A CHANGE IN CONTROL OF THE BOARD AND REDEMPTION OF THE RIGHTS ISSUED UNDER THE COMPANY'S RIGHTS PLAN.

    The Offer is for only 11.5% of the outstanding Shares and, if successful, would increase Mr. Fant's direct or indirect stock ownership to less than 30%. Nevertheless, the Offer is expressly conditioned, among other things, on Mr. Fant's gaining control of the Board and redemption by the Board of the Rights issued to shareholders under the Company's Rights Plan. Among the primary purposes of the Rights Plan, described in Item 8(a), are protection of all Shares held by all shareholders against unequal treatment and avoidance of a transfer of control of the Company without giving all shareholders the opportunity to receive a control premium with respect to all of their Shares. THE BOARD'S STRONG PREFERENCE IS THAT ANY SALE OF CONTROL OF THE COMPANY INVOLVE A MERGER, TENDER OFFER FOR ALL SHARES OR OTHER TRANSACTION THAT ENABLES ALL SHAREHOLDERS TO RECEIVE A CONTROL PREMIUM FOR ALL OF THEIR SHARES.

    The Offer to Purchase, however, states that the Bidder has no present intention to seek to acquire all of the Shares of the Company or to consummate a merger or other business combination transaction between the Company and the Bidder. Mr. Fant will be able to control the Company if the conditions are satisfied and the Offer is completed even though he will directly and indirectly own less than 30% of the outstanding Shares. SUCH CONTROL, WITHOUT PAYMENT OF FULL VALUE FOR ALL OF THE SHARES, WAS OF MAJOR CONCERN TO THE BOARD.

    (ii) IF THE OFFER IS COMPLETED, MR. FANT WILL HAVE PURCHASED SHARES AT DIFFERENT PRICES, ENABLING HIM TO ACQUIRE CONTROL OF THE COMPANY AT AN AVERAGE PRICE PER SHARE OF $6.81 FOR LESS THAN 30% OF THE SHARES.

    If successful, Mr. Fant will have acquired control of the Company while paying $8 per share for only 11.5% of the Shares. Moreover, of the 734,900 Shares recently acquired by Mr. Fant in open market purchases, 594,900 shares, or 14.6% of the outstanding Shares, were acquired prior to any public disclosure by Mr. Fant of his Share ownership or intent to obtain control, at an average price of $5.77 per Share (including brokerage commissions). He then acquired an additional 140,000 Shares, increasing his ownership to 18.1% of the outstanding Shares, at an average price of $7.29 per Share, before announcing the $8 per Share Offer for 11.5% of the outstanding Shares. If the Offer is completed at $8 per Share for the

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additional 11.5%, he would have purchased an aggregate of 29.6% of the outstanding Shares at an average price per Share of $6.81, and, if his conditions are satisfied, obtained control of the Board of Directors.

    (iii) THE FUTURE OPPORTUNITY TO SELL TO MR. FANT SHARES NOT PURCHASED IN THE OFFER WILL BE LIMITED, AND FUTURE SALES ON THE OPEN MARKET MAY BE ADVERSELY AFFECTED IF THE OFFER IS COMPLETED.

    Since Mr. Fant already has acquired more than 10% of the outstanding shares of the Company without seeking to obtain or obtaining the approval of a committee of disinterested directors of the Company, he is prohibited by Minnesota law, as discussed in more detail in Item 8(b)(2), from effecting a merger or other business combination of the Company with his affiliates or associates until February 2002. Consequently, even if Mr. Fant desires to engage in a business combination transaction that would be in the best interests of the remaining shareholders, he is prohibited under Minnesota law from doing so for a period of nearly four years. Moreover, Mr. Fant has not indicated any intent to acquire additional Shares on terms substantially equivalent to the Offer or to buy more than 11.5% of the Shares pursuant to the Offer. Under Minnesota law, he cannot acquire additional Shares for two years following the last purchase of Shares pursuant to the Offer unless shareholders are afforded a reasonable opportunity to dispose of Shares on terms substantially equivalent to the Offer or unless a committee of all disinterested directors approves of the subsequent purchases before any Shares are purchased in the Offer, as described in more detail in Item 8(b)(3). There can be no assurances that Mr. Fant would be willing to purchase additional Shares at the Offer price.

    Sales by shareholders of Shares other than to Mr. Fant could be adversely affected by the Offer. There can be no assurances that shareholders will have another opportunity to participate in a transaction with a control premium, particularly because Mr. Fant, as nearly a 30% shareholder, is likely to be able to defeat or discourage unsolicited takeover offers if he does not desire to sell the Company.

    With respect to possible open market sales by shareholders, completion of the Offer would eliminate an additional 11.5% of the Company's Shares, in addition to 18.1% already owned, directly or indirectly, by Mr. Fant, from trading on the open market (presuming that Mr. Fant did not sell the Shares) and would reduce by an additional 11.5% the percentage of Shares held by non-affiliated shareholders. This could reduce trading volume, which is already limited. Moreover, as stated in the Offer:

        "[I]t is possible that the number of beneficial holders of the Shares may significantly decrease if Purchaser acquires 467,886 or more
    Shares pursuant to the Offer. . . . If, as a result of the purchase of
    Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NASD for continued inclusion in the Nasdaq National Market or in any other tier of the Nasdaq Stock Market, and the Shares are no longer included in the Nasdaq National Market or in any other tier of the Nasdaq Stock Market, the market for Shares could be adversely affected."

THEREFORE, THE PURCHASE OF SHARES PURSUANT TO THE OFFER MAY ADVERSELY AFFECT THE LIQUIDITY AND MARKET VALUE OF THE REMAINING SHARES HELD BY THE PUBLIC.

    (iv) THE VALUE OF THE REMAINING SHARES (IN EXCESS OF 70% OF THE OUTSTANDING SHARES) THAT WOULD NOT BE OWNED BY MR. FANT AFTER THE CONSUMMATION OF THE OFFER WOULD IN LARGE PART BE SUBJECT TO THE PERFORMANCE OF MR. FANT AND HIS CHOSEN DIRECTORS.

    Because of the limited amount of Shares that would be purchased in the Offer and the restrictions under Minnesota law on future mergers and stock acquisitions involving Mr. Fant, as discussed in more detail in Item 8(b), the Board was concerned that the value of the remaining Shares that would not be owned by Mr. Fant after the consummation of the Offer (in excess of 70% of the outstanding Shares) would in large part be subject to the performance of the Company under the management of Mr. Fant and his chosen (but unidentified) directors, presuming that they gained control of the Company prior to the completion of the Offer in satisfaction of the change-in-control condition. However, despite the Board's requests, Mr. Fant has not provided the Board or the Company's shareholders with any meaningful

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information concerning his qualifications or the identity or qualifications of any potential nominees of Mr. Fant to operate the business. THIS WAS OF PARTICULAR CONCERN TO THE BOARD BECAUSE IT DOES NOT APPEAR THAT MR. FANT HAS OPERATED ANY BUSINESS COMPARABLE TO THE BUSINESS CURRENTLY CONDUCTED BY THE COMPANY.

    Moreover, despite the Board's requests, Mr. Fant has not provided the Board or the Company's shareholders with any meaningful information concerning his plans or proposals for the Company. The Offer to Purchase indicates that he intends to (1) explore ways to deploy the Company's assets more productively,
(2) seek to increase the utilization and operating efficiency of the Company's recently expanded facility in Victoria, Minnesota, and (3) seek to stabilize the Company's cash flows.

    These are very general objectives that the Board has pursued and continues to pursue, in addition to other strategic objectives. Current management of the Company has brought the Company out of near bankruptcy in 1990 to a position of financial stability, with $13 million in cash and equivalents and shareholders' equity that has grown from only $1.1 million at the end of fiscal 1990 to $17 million at the end of fiscal 1997. Since 1990, annual sales have grown from under $9 million to $31 million in fiscal 1997. For the five-year period of 1986 through 1990, the Company had a pre-tax loss of $4.8 million, while during the seven-year period of 1991 through 1997, the Company generated pre-tax profits of $18.1 million on sales of $134.4 million for a pre-tax return of 13.5%. During the same period, the Company has expanded and upgraded its facilities, equipment and capacity at a cost of $11 million, half of which was funded by internal cash flow and half of which was funded through favorable industrial revenue bond financing. The Board is well aware that this strong performance would not have occurred without capable and experienced management and that such management remains a key factor in the Company's continuing success.

    Mr. Fant in his Offer has not explained to the Board or the shareholders how he intends to accomplish his objectives for the Company except to say that he intends to conduct a detailed review of the Company and consider and determine what, if any, changes would be desirable. THE BOARD QUESTIONS WHY IT WOULD BE IN THE COMPANY'S OR THE SHAREHOLDERS' INTERESTS TO HAVE MR. FANT COMPLETE THE OFFER AND BE HANDED CONTROL OF THE COMPANY IF MR. FANT AND HIS UNNAMED BOARD NOMINEES HAVE NOT DETERMINED THAT THEY WOULD MAKE ANY CHANGES.

    (v) THE OFFER IS HIGHLY CONDITIONAL AND IT IS UNLIKELY THAT THE CONDITIONS WILL BE SATISFIED BY APRIL 7, 1998, IN WHICH EVENT THE BIDDER HAS THE ABSOLUTE RIGHT TO WITHDRAW THE OFFER.

    The condition contained in the Offer to Purchase that Mr. Fant gain control of the Board is a self-imposed condition that would not otherwise have been necessary to complete the Offer and obtain full rights with respect to the acquired Shares. Moreover, that condition cannot be satisfied by April 7, 1998 unless the Board voluntarily abdicates control of the Board to Mr. Fant, an 18.1% shareholder, without a shareholder vote or, possibly, if the Board immediately calls a special shareholder meeting and immediately completes and files a proxy statement with the SEC and receives the SEC's prompt response. Under Minnesota law, however, the Board is not required to hold such a meeting to consider removal of directors until 90 days after the shareholders have properly demanded such a meeting, and no shareholder demand had been received as of the close of business on March 19th.

    The Offer also contains a condition that the Rights issued under the Rights Plan be redeemed. As discussed in Item 8(b)(1), however, that requirement should not be necessary to complete the Offer if Mr. Fant does not intend to acquire 30% or more of the Company's Shares, unless Mr. Fant intends to engage in certain self-dealing transactions that, if engaged in by a 20% shareholder, would trigger the dilutive effect of the Rights Plan.

    The Offer to Purchase also is conditional on the acquisition of Shares in the Offer being approved in accordance with the requirements of the Minnesota Control Share Acquisition Statute (or otherwise being determined by the Bidder to be inapplicable or not having the effect of denying voting rights). However, no meeting has been requested by the Bidder to vote on the approval of voting rights for shares to be acquired in the Offer as of the close of business on March 19, 1998, and the Offer to Purchase does not state that

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any such meeting will be demanded. As further provided in Item 8(b)(1), such a meeting need not be held until 55 days after proper demand is made by the Bidder.

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    In addition to these conditions, the Offer to Purchase contains numerous other conditions that may not be satisfied if the Board takes certain actions that may be in the best interests of the Company and its shareholders. Those conditions are set forth in Item 12 of the Offer to Purchase. GIVEN THE HIGHLY CONDITIONAL NATURE OF THE OFFER, THE BOARD QUESTIONS WHETHER THE OFFER WILL BE COMPLETED.

    (vi) SHAREHOLDERS MAY BE ENTITLED UNDER FEDERAL SECURITIES LAWS TO RECEIVE MORE INFORMATION ABOUT THE OWNERSHIP OR CONTROL OF SHARES BY STEICHEN AND ITS OFFICERS AND DIRECTORS BEFORE DETERMINING WHETHER TO TENDER THEIR SHARES IN THE OFFER.

    The Board was concerned that the involvement of Steichen in the Offer and its previous involvement with Mr. Fant, particularly in view of Mr. Heise's indication that Steichen, together with Mr. Fant, controls sufficient Shares to determine the outcome of a proxy contest, may constitute Mr. Fant and Steichen as a "group" under federal securities laws. If so, the shareholders are entitled under federal securities laws to receive more information about the ownership or control of Shares by Steichen and its officers and directors before determining whether to tender Shares in the Offer. Moreover, if Mr. Fant and Steichen are acting as a group for purposes of acquiring, owning or voting Shares, the total voting power of all Shares owned by them cannot exceed 20% of the outstanding Shares without the requisite shareholder vote under the Control Share Acquisition Statute described in Item 8(b)(1), and information regarding both must be included in the Information Statement. In addition, if they are acting as a group or Steichen is otherwise participating in the Offer, Steichen will also be limited, for two years after the last purchase of Shares pursuant to the Offer, from acquiring further Shares without offering at least the $8 per share price to selling shareholders, presuming that the disinterested committee of the Board does not approve the subsequent purchases prior to any purchases under the Offer. Finally, if Mr. Fant and Steichen are deemed to constitute a group such that they beneficially own each other's stock, the Board believes that Mr. Fant would be deemed to beneficially own more than 30% of the outstanding Shares after completion of the Offer, thereby triggering the exercisability of the Rights of all shareholders other than Mr. Fant, Steichen and their affiliates and associates, to purchase Shares at one-half price under the Rights Plan described in Item 8(a)(1). THE BOARD WAS CONCERNED THAT THE POSSIBILITY THAT MR. FANT AND STEICHEN WOULD BE DEEMED TO CONSTITUTE A GROUP WOULD DECREASE THE LIKELIHOOD THAT MR. FANT WOULD COMPLETE THE HIGHLY CONDITIONAL OFFER OR WAIVE HIS CONDITION THAT THE BOARD REDEEM THE RIGHTS UNDER THE RIGHTS PLAN.

    (vii) THE BOARD WAS CONCERNED ABOUT THE TIMING OF THE OFFER AND ITS POSSIBLE IMPACT ON THE PLANS AND PROSPECTS OF THE COMPANY.

    The Board was concerned that the Offer may be timed to take advantage of recent setbacks of the Company. Since 1991, the Company has had only one loss quarter, the first quarter of fiscal 1998, and cash flow has continued to be positive throughout this period. The Company has recently resumed profitability and is in the process of adding key new and highly experienced management team members, with a goal of resuming growth and expansion. The Board was concerned that by conditioning his Offer on taking control of the Company, Mr. Fant may be jeopardizing these plans and the prospect that all shareholders will share in such growth and expansion. Moreover, while the Board is not opposed to a transaction that would benefit all shareholders, the Board also was concerned that any such transaction at the present time may not be optimal for the shareholders, given the Company's recent performance and its plans and prospects.

    FOR ALL OF THE FOREGOING REASONS, THE BOARD DOES NOT BELIEVE THAT THE OFFER IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND RECOMMENDS THAT THE HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER ANY OF THEIR SHARES PURSUANT THERETO.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    Piper Jaffray attended the Board's meeting on March 13, 1998. The Board is considering retaining Piper Jaffray, as financial adviser, but has not yet determined the scope of such engagement, executed an engagement letter, or negotiated the fees that would be payable to Piper Jaffray.

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    Neither the Company nor any other persons acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than grants of options to purchase the Shares.

    (b) To the knowledge of the Company, none of its executive officers, directors, affiliates or subsidiaries presently intends to tender Shares pursuant to the Offer or otherwise sell any Shares that are owned beneficially or held of record by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) The Company is not engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, except as hereinafter set forth in this Item 7(a); (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company. The Company is in the preliminary stages of discussions concerning the possible acquisition of a material amount of assets from an unrelated third party. No decision has been made by the Board of Directors to make a proposal to acquire the assets and there is no assurance that the third party would agree to a proposal from the Company to acquire the assets even if the Company made such a proposal. The possible acquisition of assets referred to in this Item 7(a) was under consideration prior to the commencement of the Offer by the Bidder and therefore the Company does not deem it to be in response to the Offer.

    Notwithstanding the foregoing, it is possible that the Board may in the future engage in negotiations in response to the Offer that could have one of the effects specified in (a) above and the Board has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in this Item 7(a) might jeopardize any discussion or negotiations that the Company may conduct. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached. There can be no assurance that any such further discussion or negotiations will be undertaken or that any such transactions will be recommended to the Board or shareholders of the Company or that any transaction that may be recommended will be authorized or consummated.

    (b) There are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION

    (a) THE COMPANY'S RIGHTS PLAN

    As of May 27, 1988, the Board of Directors of the Company declared a dividend of one Right for each Share outstanding on June 10, 1988 or that shall become outstanding after June 10, 1988 and prior to the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date, each as defined below. Each Right entitles the registered holder to purchase from the Company one-fourth Share at a price of $6.00 per one-fourth Share (the "Purchase Price"), subject to adjustment. The Rights were issued

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pursuant to a rights agreement dated as of May 27, 1988, as amended by amendments dated as of June 10, 1988 and as of March 13, 1998 (the "Amendments") (as so amended, herein called the "Rights Agreement"). Among the primary purposes of the Rights Plan are protection of all Shares held by all shareholders against unequal treatment and avoidance of a transfer of control of the Company without giving all shareholders the opportunity to receive a control premium with respect to all of their Shares.

    As a result of the March 13, 1998 Amendment, the Rights will not be exercisable until the earlier of ten business days (subject to extension at the discretion of the Board, except that the Board may not extend the date to a date later than the first business day after the first trading day on or after the date on which the Rights would have been exercisable, in the absence of the extension, on which the closing price of a Share exceeds four times the Purchase Price per one-fourth Share) following (i) a public announcement that, subject to certain exceptions, a person (including the person's affiliates and associates and all persons acting in concert with such person) has acquired beneficial ownership (as defined in the Rights Agreement) of 20% or more of the outstanding Shares (and has thereby become an "Acquiring Person" as defined in the Rights Agreement) or (ii) the commencement or public announcement of a tender offer or exchange offer which would result in a person becoming the beneficial owner of 30% or more of the outstanding Shares (the "Distribution Date"). The Rights will expire on June 10, 1998 (the "Final Expiration Date") unless earlier redeemed by the Company as described below.

    Until the Distribution Date, the Rights are evidenced with respect to any Share certificates outstanding as of June 10, 1988, by such Share certificates with a copy of the Company's Summary of Rights attached thereto. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Share certificates, with or without the Summary of Rights attached thereto. Certificates for Common Stock that become outstanding after June 10, 1988 contain a notation referencing the Rights Agreement. Until the Distribution Date, the surrender for transfer of any Share certificates, with or without a copy of the Company's Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be transmitted to holders of record of Shares as of the close of business on the Distribution Date and such separate certificates will evidence the Rights.

    The Purchase Price payable, and in certain events the number of shares or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time in the event of (i) a stock dividend on, or a subdivision, combination or reclassification of, the Shares, (ii) the grant to holders of the Shares of certain rights, options or warrants to subscribe for Shares or convertible securities at less than the current market price of the Shares or (iii) the distribution to holders of the Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid or dividends payable in common shares) or of subscription rights or warrants (other than those referred to above).

    In the event that (1) the Company is the surviving corporation in a merger or other combination with an Acquiring Person or any of its affiliates or associates and either the Acquiring Person then owns less than 40% of the outstanding Shares or the outstanding Shares are not changed or exchanged, (2) an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, or (3) any person acquires 30% or more of the outstanding Shares without prior approval of the Board, proper provision will be made so that each holder of a Right other than those then or previously beneficially owned by the Acquiring Person or any of its affiliates or associates will thereafter have the right to receive upon exercise thereof at the then current Purchase Price multiplied by the number of one-fourth shares subject to the Right that number of Shares having a market value of two times the product of the Purchase Price multiplied by the number of one-fourth shares subject to the Right. Upon the occurrence of any of the transactions referred to in this paragraph, any Rights that are or were at any time beneficially owned by an Acquiring Person will become void if such Acquiring Person, after becoming an

Acquiring Person, engaged in any of the self-dealing transactions or received the benefits thereof or acquired at least 30% of the outstanding Shares without approval of the Board of Directors.

    In the event that the Company is not the surviving corporation in a merger or consolidation with an Acquiring Person or any of its affiliates or associates after an Acquiring Person has acquired 40% or more of the Company's Shares (and outstanding Shares are changed or exchanged in such merger or consolidation), or if more than 50% of the Company's consolidated assets or earning power is transferred in one or more transactions to an Acquiring Person except in the ordinary course of business, proper provision will be made so that each holder of a Right (other than the Acquiring Person or its affiliates or associates) thereafter has the right to receive upon the exercise thereof, at the then current Purchase Price multiplied by the number of one-fourth Shares subject to the Right, that number of shares of common stock of the Acquiring Person or other acquiring entity which at the time of such transaction would have a market value of two times the product of the Purchase Price multiplied by the number of one-fourth shares subject to the Right.

    No adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price, three years elapse from the date of the transaction that would otherwise require the adjustment or the Rights are about to expire. Fractional Shares need not be issued in the discretion of the Company and, in lieu thereof, an adjustment in cash may be made based on the market price of the Shares on the last trading date prior to the date of exercise.

    At any time prior to ten business days after a public announcement by management of the Company or an Acquiring Person that (subject to certain exceptions) a person and its affiliates and associates and all persons acting in concert with such person beneficially owns 20% or more of the outstanding shares of Common Stock of the Company, subject to extension by the Board of Directors prior to such public announcement or not later than the last to occur of the ten business days following such public announcement or the last date specified during such ten business day period, the Company may redeem the Rights at a price of $.05 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights (the "Redemption Date"), the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    Until a Right is exercised, the holder thereof, as such, has no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

    For purposes of the Rights Agreement, a "person" includes an individual, firm, corporation, partnership or other entity or association, and "beneficial ownership" includes the following:

    (i) shares beneficially owned by such person or any of its affiliates or associates, directly or indirectly;

    (ii) shares which such person or its affiliates have the right to acquire (other than those tendered pursuant to a tender or exchange offer until accepted for tender or exchange) or the right to vote (other than a general exception for revocable proxies solicited in a proxy solicitation);

   (iii) shares which are beneficially owned directly or indirectly by any other person with which the person or its affiliates or associates has any agreement, arrangement or understanding (subject to an exception in connection with underwritten public offerings) for the purpose of acquiring, holding, voting (other than a general exception for revocable proxies solicited in a proxy contest) or disposing of securities of the Company.

    The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Rights Agreement as set forth as an exhibit to the Company's Registration Statement on Form 8-A filed May 31, 1988, as amended by Form 8 filed on June 27, 1988, and as amended by the Company's Registration Statement on Form 8-A/A-2 filed on March 19, 1998, copies of

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
which may be obtained by requesting such information from the Company at P.O. Box 5000, 1495 Steiger Lake Lane, Victoria, Minnesota 55386, telephone number
(612) 443-2500.

    (b) STATE TAKEOVER LAWS

    Minnesota has enacted corporate statutes designed (1) to limit voting rights of acquiring shareholders unless holders of a majority of outstanding disinterested voting shares approve of the voting rights, (2) to protect the assets of the corporation from self-dealing transactions with a substantial shareholder and (3) to increase the likelihood that all shares will be treated equally in a takeover. Those statutes are described below:

    (1) CONTROL SHARE ACQUISITION STATUTE

    Section 302A.671 of the Minnesota Business Corporation Act (the "Control Share Acquisition Statute") generally provides that a shareholder (or group of shareholders acting pursuant to any written or oral agreement, arrangement, relationship, understanding, or otherwise for the purposes of acquiring, owning or voting the shares) who acquires beneficial ownership of stock constituting 20% or more of the voting power of the outstanding stock of any Minnesota corporation with 100 or more shareholders or a publicly held Minnesota corporation, such as the Company, with 50 or more shareholders (the "Issuing Public Corporation") cannot vote more than 20% of the total voting power of the outstanding stock of that corporation unless voting power with respect to the shares in excess of 20% is approved by holders of (i) a majority of all shares of the corporation entitled to vote and (ii) a majority of all shares, excluding "interested shares," entitled to vote. Similar limitations on voting rights are imposed at the 33 1/3% and 50% stock ownership thresholds such that even if the shareholders by majority vote and majority vote of holders of shares, other than interested shares, approved of an acquiring shareholder's voting of shares in the 20% to 33 1/3% range, a subsequent vote would be necessary if the shareholder acquired or proposed to acquire additional shares which would increase its beneficial ownership to 33 1/3% or more in order to vote more than 33 1/3% of the outstanding voting power of the stock. For purposes of the Control Share Acquisition Statute, interested shares are those beneficially owned by the acquiring shareholder (in this case Mr. Fant and the Bidder), any officer of the Issuing Public Corporation and any employee of the corporation who is also a director of the corporation.

    The Control Share Acquisition Statute applies to each Issuing Public Corporation unless otherwise provided in articles of incorporation or bylaws approved by the shareholders of the Issuing Public Corporation. Neither the Company's articles of incorporation nor bylaws contain such a provision. While there is an exception from the shareholder voting requirement for cash tender offers for all shares of voting stock of the corporation that are pre-approved by a committee of disinterested directors and that would result in the acquiring shareholder becoming the owner of more than 50% of the voting stock of the Issuing Public Corporation, that exception would not apply to the Offer, which is for only 11.5% of the common stock of the Company and would result in Mr. Fant's beneficial ownership of less than 30% of the Shares. If any acquiring shareholder, such as Mr. Fant, desires to require the Issuing Public Corporation to call a special meeting of shareholders to attempt to obtain full voting rights under the Control Share Acquisition Statute for shares beneficially owned or to be owned by the acquiring shareholder, the acquiring shareholder must first deliver an information statement (the "Information Statement") to the Issuing Public Corporation, together with copies of definitive financing agreements with responsible financial institutions, or other entities having the necessary financial capacity, for any financing of the stock acquisition not to be provided by funds of the acquiring shareholder and a written undertaking to reimburse the Issuing Public Corporation's expenses of the meeting, other than those expenses incurred in opposing the approval of voting rights for the shares. The Information Statement must include information regarding the identity and background of the acquiring shareholder, plans and proposals of the acquiring shareholder concerning the corporation and certain other specified information. If such information and undertaking is provided, the Issuing Public Corporation, within ten days after receipt of the Information Statement, must call a special meeting of the shareholders of the Issuing Public Corporation to be held on a date no later than 55 days (unless the acquiring shareholder agrees to a later date) after receipt of the Information Statement and the written undertaking to pay meeting expenses. If the Information Statement and any required financing agreements are provided but a special meeting is not requested, the issue of whether to approve voting rights must be submitted by the Issuing Public Corporation at the next shareholders meeting of which notice has not previously been sent and which occurs at least 55 days after the receipt of the Information Statement and definitive financing agreement.

    If any acquiring shareholder, such as Mr. Fant and the Bidder, does not provide an Information Statement within ten days after crossing the 20% stock ownership threshold, or if the Issuing Public Corporation's shareholders vote not to approve full voting rights for the acquiring shareholder, the Issuing Public Corporation, unless otherwise provided in its articles of incorporation or bylaws approved by its shareholders, can redeem the shares of the acquiring shareholder in excess of the 20% threshold at a price equal to their average closing sale price during the 30 trading days prior to the date of the call for redemption. The call for redemption must be given by the Issuing Public Corporation within 30 days after the event giving rise to its right to call for redemption. Neither the Company's articles of incorporation nor its bylaws modify this provision.

    For purposes of the Control Share Acquisition Statute and the Business Combination Statute described below, "beneficial ownership" generally includes, without limitation, the direct or indirect, sole or shared power, through any written or oral agreement, arrangement, relationship, understanding or otherwise, to vote, or direct the voting of, shares of stock or to dispose, or direct the disposition, of shares, except that tendered shares are not beneficially owned by the offeror until accepted for purchase. The definition further provides that when two or more persons act or agree to act as a group for the purposes of acquiring, owning, or voting shares of a corporation, all members of the group are deemed to constitute a "person" and to have acquired beneficial ownership, as of the first date they so act or agree to act together, of all shares beneficially owned by any of them.

    (2) BUSINESS COMBINATION STATUTE

    Section 302A.673 of the Minnesota Business Corporation Act (the "Business Combination Statute") generally provides that an Issuing Public Corporation such as the Company that is or has been publicly held may not engage in any business combination (and may not vote, consent or otherwise act to authorize a subsidiary of the Issuing Public Corporation to engage in a business combination) with, or proposed by or on behalf of, or pursuant to a written or oral agreement, arrangement, relationship, understanding or otherwise with, an "Interested Shareholder" for four years after the Interested Shareholder most recently became an Interested Shareholder. For purposes of the Minnesota Business Combination Statute, an Interested Shareholder generally includes, among other persons, any person that beneficially owns 10% or more of the voting power of the outstanding shares entitled to vote of the Issuing Public Corporation. The Bidder and Mr. Fant are Interested Shareholders under this definition. While there is an exception from the four-year moratorium if the business combination or acquisition of the 10% ownership interest is approved by a committee of all disinterested members of the Board of Directors of the corporation before the 10% stock acquisition occurs, Mr. Fant did not seek such approval and, in fact, did not even notify the Board of Directors of the Company of his stock ownership until after he crossed the 10% threshold. Therefore, presuming that Mr. Fant remains a direct or indirect beneficial owner of 10% or more of the outstanding shares of the Company or an affiliate or associate of the Company and that the Company remains an Issuing Public Corporation, the Company cannot engage in a prohibited business combination until February 2002.

    For purposes of the Business Combination Act, a business combination prohibited during the four-year moratorium generally includes the following transactions and other specified self-dealing transactions with the Interested
Shareholder:

    (i) a merger of the Issuing Public Corporation or any of its subsidiaries with the Interested Shareholder or any of its affiliates or associates;

    (ii) a purchase, sale or other transfer of substantial assets other than in the ordinary course of business between the Issuing Public Corporation and the Interested Shareholder or any affiliate or associate;

   (iii) the issuance of shares of the Issuing Public Corporation or any subsidiary to the Interested Shareholder or any of its affiliates or associates on a non-pro rata basis having a market value equal to 5% or more of the market value of all of the outstanding stock of the Issuing Public Corporation; or

    (iv) the adoption of a plan of liquidation or reincorporation in another state proposed by the Interested Shareholder or any of its affiliates or associates.

    (3) FAIR PRICE STATUTE

    Section 302A.675 of the Minnesota Business Corporation Act (the "Fair Price Statute") prohibits an offeror such as the Bidder or Mr. Fant from acquiring shares of a publicly held corporation such as the Company within two years following the last purchase of shares pursuant to a tender offer of the nature of the Offer, unless the shareholder from whom the offeror is acquiring the shares is offered a reasonable opportunity to dispose of the shares to the offeror upon terms substantially equivalent to those provided in the earlier tender offer. The only exception to the equal treatment requirement for post-tender offer purchases arises if a committee consisting of all directors of the Board of Directors who are not officers or employees of the Company or a related organization and have not been officers or employees during the preceding five years approves a post-tender offer acquisition of shares at a lesser price before any shares are purchased pursuant to the tender offer.

    For purposes of the Fair Price Statute, an offeror includes a person who makes or in any way participates in making an offer other than persons such as bankers, broker-dealers, attorneys, accountants and others furnishing information or advice or performing ministerial duties for an offeror and not otherwise participating in the tender offer. The definition further provides that when two or more persons act as a group pursuant to any agreement, arrangement, relationship, understanding or otherwise, whether or not in writing, for the purpose of acquiring, owning or voting shares of a corporation such as the Company, they are each a "person" for purposes of determining whether they fall within the definition of an offeror.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

    Exhibit 1    Excerpts from the Company's Proxy Statement dated December 5,
1997.

    Exhibit 2    Letter to Shareholders dated March 20, 1998.*

    Exhibit 3    Press Release dated March 20, 1998 issued by the Company.*

------------------------

*   Included in materials sent to Shareholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HEI, INC.

                                          By        /s/ Eugene W. Courtney

                                          --------------------------------------

                                                     Eugene W. Courtney,
                                                PRESIDENT AND CHIEF EXECUTIVE
                                                         OFFICER

Dated: March 20, 1998